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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             AMENDMENT TO FORM N-8A
                          AMENDMENT TO NOTIFICATION OF
                   REGISTRATION FILED PURSUANT TO SECTION 8(A)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company (formerly known as Old Mutual/Claymore Global Long-Short Fund) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment to its notification of registration submits the following information:

                                -----------------

Name:  Old Mutual Analytic Global Long-Short Fund

Address of Principal Business Office:
       c/o Old Mutual Capital, Inc.
       4643 South Ulster Street
       Suite 600
       Denver, CO 80237

Telephone Number: (888) 744-5050

Name and address of agent for service of process:
       Andra Ozols
       Vice President and Secretary
       c/o Old Mutual Capital, Inc.
       4643 South Ulster Street
       Suite 600
       Denver, CO 80237

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

         Yes [ ]                         No [X]


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                                   SIGNATURES

         A copy of the Amended and Restated Agreement and Declaration of Trust of Old Mutual Analytic Global Long-Short Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 25th day of October, 2005.



                                      By:  /s/ W. ERIC WIMER
                                           -----------------------------
                                           Name:  W. Eric Wimer
                                           Title: Sole Trustee